UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

KKR Series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

555 California Street

50th Floor

San Francisco, California 94104

Telephone Number (including area code):

(415) 315-3620

Name and address of agent for service:

Nicole Macarchuk, Esq.
KKR Asset Management LLC

555 California Street

50th Floor

San Francisco, California 94104

COPY TO:

Allison M. Fumai, Esq.

Richard Horowitz, Esq.

Kenneth E. Young, Esq.
Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York, in the State of New York on the 18th day of July, 2012.

KKR Series Trust

		By:	/s/ William C. Sonneborn
William C. Sonneborn
President

Attest:	/s/ Michael R. McFerran
Michael R. McFerran